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15047158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. R. DAVIS & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

939 CLOCKTOWER DRIVE, SUITE A
(No. and Street)

SPRINGFIELD (City) ILLINOIS (State) 62704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. GIBBS (217)793-0733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KERBER, ECK & BRAECKEL LLP
(Name – *if individual, state last, first, middle name*)

1000 MYERS BUILDING 1 W OLD STATE CAP PLZ SPRINGFIELD, IL 62701
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY R. GIBBS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. R. DAVIS & COMPANY, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

SUSAN N. GIBBS
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
May 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. R. DAVIS & COMPANY

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2014 and 2013

CONTENTS

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Jeffrey R. Gibbs, President
C. R. Davis & Company

We have audited the accompanying financial statements of C. R. Davis & Company (an Illinois corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. C. R. Davis & Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of C. R. Davis & Company as of December 31, 2013, were audited by other auditors whose report dated February 24, 2014, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of C. R. Davis & Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of C. R. Davis & Company's financial statements. The supplemental information is the responsibility of C. R. Davis & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 23, 2015

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2014	2013
ASSETS		
Cash	$ 59,884	$ 52,740
Receivable from brokers and dealers	12,166	10,888
Trading securities, at market value	75,187	73,019
Deferred income tax recoverable	21,943	22,857
Other assets	1,115	1,447
Equipment, net of accumulated depreciation of $8,760 and $10,782 at 2014 and 2013, respectively	660	829
	$ 170,955	$ 161,780
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 18,823	$ 4,374
Accrued payroll taxes	3,759	14,034
Commissions payable	28,247	24,944
	50,829	43,352
STOCKHOLDERS' EQUITY		
Common stock - authorized 100 shares of $100 par value; issued and outstanding 50 and 51 shares at 2014 and 2013, respectively	5,000	5,100
Additional contributed capital	55,874	56,991
Retained earnings	59,252	56,337
	120,126	118,428
	$ 170,955	$ 161,780

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

	2014	2013
Revenues		
Commissions	$ 258,037	$ 239,651
Investment income	3,542	2,370
Net dealer inventory and investment gain (loss)	(708)	11,180
	260,871	253,201
Expenses		
Advertising	218	1,092
Depreciation	403	478
Dues and assessments	2,226	3,280
Entertainment	644	570
Financial and news service	1,326	1,309
Insurance	23,107	25,355
Miscellaneous	4,950	3,975
Office supplies	4,994	3,517
Postage and printing	425	695
Professional fees	6,250	6,250
Rent	20,100	19,200
Salaries and commissions		
Stockholders	110,321	124,217
Others	57,122	42,181
Service fees	6,778	4,988
Taxes	10,366	11,454
Telephone	3,654	4,148
Utilities	3,671	3,652
	256,555	256,361
Income (loss) before income taxes	4,316	(3,160)
Income tax expense (benefit)	914	(877)
NET INCOME (LOSS)	$ 3,402	$ (2,283)

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2012	$ 5,100	$ 56,991	$ 58,620	$ 120,711
Net loss for the year	-	-	(2,283)	(2,283)
Balance at December 31, 2013	5,100	56,991	56,337	118,428
Retirement of stock	(100)	(1,117)	(487)	(1,704)
Net income for the year	-	-	3,402	3,402
Balance at December 31, 2014	$ 5,000	$ 55,874	$ 59,252	$ 120,126

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2014	2013
Cash flows from operating activities		
Net income (loss)	$ 3,402	$ (2,283)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Investment inventory (gain) loss	708	(11,180)
Depreciation	403	478
Loss on disposal of equipment	63	-
Deferred income taxes	(845)	2,579
Change in assets and liabilities		
Increase in receivable from brokers and dealers	(1,278)	(1,124)
(Increase) decrease in deferred taxes	1,759	(3,456)
Decrease in other assets	332	322
Increase in accounts payable	14,449	6
Increase (decrease) in accrued payroll taxes	(10,275)	4,017
Increase in commissions payable	3,303	19,825
Net cash provided by operating activities	12,021	9,184
Cash flows from investing activities		
Purchase of securities owned-marketable	(8,929)	(16,467)
Sale of securities owned-marketable	6,053	-
Capital expenditures	(297)	(342)
Net cash used in investing activities	(3,173)	(16,809)
Cash flows from financing activities		
Retirement of stock	(1,704)	-
Net cash used in financing activities	(1,704)	-
Net increase (decrease) in cash	7,144	(7,625)
Cash at beginning of year	52,740	60,365
Cash at end of year	$ 59,884	$ 52,740

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the trade date.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

4. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

5. Commissions

Securities commissions and related commissions to agents are recorded on a trade-date basis as securities transactions occur.

6. Trading Securities

The Company's securities are classified as trading securities and are valued at market as of December 31, 2014 and 2013. Accordingly, the financial statements reflect an unrealized gain (loss) of $(3,492) and $11,180 for the years ended December 31, 2014 and 2013, respectively, and an accumulated unrealized gain of $17,957 and $21,448 at December 31, 2014 and 2013, respectively.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

8. Income Taxes

The Company provides for deferred income taxes arising from the differences in financial and tax accounting.

As of December 31, 2014 and 2013, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonable possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial condition date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties paid during 2014.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The federal and state income tax returns prior to 2010 are closed.

9. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

10. Subsequent Events

C. R. Davis & Company assessed events that have occurred subsequent to December 31, 2014 through February 23, 2015, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2014	2013
Current provision		
Federal	$ 1,035	$ (2,055)
State	724	(1,401)
	1,759	(3,456)
Deferred provision	(845)	2,579
	$ 914	$ (877)

Deferred tax recoverable at December 31, 2014 and 2013, consist of the following:

	2014	2013
Deferred taxes		
Net operating loss carryforward	$ 25,967	$ 27,726
Depreciation, net of tax expensing of equipment	(167)	(206)
Unrealized gains on securities	(4,143)	(4,949)
Foreign tax credit carryforward	181	181
Charitable contribution carryforward	105	105
	$ 21,943	$ 22,857

As of December 31, 2014, the Company had $108,000 in net operating loss carryforwards that have originated since 2008. These operating loss carryforwards will expire from 2028 through 2033.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 at December 31, 2014 and 2013. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 and 2013, respectively, the Company had net capital of $70,736 and $68,379, which were $65,736 and $63,379 in excess of its required net capital of $5,000 for 2014 and 2013. The Company's aggregate indebtedness to net capital ratio was .72 to 1 and .63 to 1 at December 31, 2014 and 2013, respectively.

NOTE D - FAIR VALUE MEASUREMENTS

The Company follows requirements for *Fair Value Measurements* (as initially required by Statement of Financial Accounting Standards No. 157, and subsequently superseded by Accounting Standards Codification 820). The guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

The Company assessed the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates, commodity rates, and yield curves. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The fair values of the Company's investments were determined using inputs, as described above, at December 30, 2014 and 2013, as follows:

	2014	2013
Level 1		
Mutual Funds	$ 61,687	$ 59,731
Stocks	13,500	13,288
	$ 75,187	$ 73,019

There were no Level 2 or Level 3 investments held in 2014 or 2013.

NOTE E - FIXED ASSETS

Details of the book value of equipment owned by the Company follow:

	2014	2013
Cost	$ 9,420	$ 11,611
Accumulated depreciation	8,760	10,782
Book value	$ 660	$ 829

NOTE F - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2014 and 2013. The Company paid Mr. Gibbs rent totaling $ 18,300 and $ 17,400 during 2014 and 2013, respectively. Rental of the building is on a month to month basis.

SUPPLEMENTARY INFORMATION

C. R. Davis & Company

SCHEDULE I

Computation of Net Capital Under Rule 15C3-1

December 31, 2014

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 120,126
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		120,126
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 38,112	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	38,112
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		82,014
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	11,278	
	D. Undue concentration	-	
	E. Other	-	11,278
10.	Net Capital		$ 70,736

C. R. Davis & Company

SCHEDULE I

Computation of Net Capital Under Rule 15C3-1

December 31, 2014

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)		$ 3,389
12.	Minimum dollar requirement		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital		65,736
15.	Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital requirement		64,736

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$ 50,829
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed where no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	-
19.	Total aggregate indebtedness		$ 50,829
20.	Ratio of AI/NC		.72 to 1

No material difference exists between the FOCUS IIA Submission of the Computation of Net Capital Under Rule 15C3-1 and the computation contained herein.

C. R. DAVIS & COMPANY

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2014

KEB

Kerber, Eck & Braeckel LLP

KEB

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Jeffrey R. Gibbs, President
C. R. Davis & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) C. R. Davis & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which C. R. Davis & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) C. R. Davis & Company stated that C. R. Davis & Company met the identified exemption provisions throughout the most recent fiscal year without exception. C. R. Davis & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about C. R. Davis & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
February 23, 2015

C. R. DAVIS & COMPANY

INVESTMENT SECURITIES
939 CLOCKTOWER DRIVE SUITE A
SPRINGFIELD, ILLINOIS 62704
217 793 0733 FAX 217 793 0792

Exemption Report
(Notice Pursuant to Rule 15c3-3)

SEC Registration Number: 8-00859
FINRA Registration Number: 1593

The Customer Protection Rule outlines exemptions that may be claimed, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties, such as clearing broker-dealers.

C. R. Davis & Company is exempt from Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3.

C. R. Davis & Company met the identified exemption provisions in Rule 15c-3-(k)(2)(ii) throughout 2014 without exception.

All statements included in this Exemption Report are made to the best of my knowledge and belief, acting on behalf of C. R. Davis & Company.

Jeffrey R. Gibbs
Jeffrey R. Gibbs
President

Date 2/5/15